PROVIDENT ENERGY TRUST ANNOUNCES
A CHANGE IN THE U.S. EX-DISTRIBUTION DATE
FOR THE JANUARY 2003 CASH DISTRIBUTION

NEWS RELEASE NUMBER 2-03	January 16, 2003

CALGARY, ALBERTA — Provident Energy Trust (“Provident”) (TSX–PVE.UN; AMEX–PVX) today announced that due to the statutory holiday (Martin Luther King Day) in the United States which falls on Monday, January 20, 2003, the ex-distribution date for trading on the American Stock Exchange has been changed to January 16, 2003.

The ex-distribution date for trading on the Toronto Stock Exchange remains unchanged at Friday, January 17, 2003. The record date on both exchanges remains unchanged at January 21, 2003.

Please direct any questions regarding the change in the ex-distribution date to Kerri Gallup of The American Stock Exchange, Corporate Actions/Proxy Ruling Department, by telephone at (212) 306-2438.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

Karri Gallup, The American Stock Exchange Corporate Actions/Proxy Ruling Department (212) 306-2438	Mark N. Walker Provident Energy Trust Chief Financial Officer (403) 781-5305

PROVIDENT ENERGY TRUST
Corporate Head Office:
900, 606 — 4th Street S.W.	Phone:	(403) 296-2233
Calgary, Alberta	Toll Free:	1-800-587-6299
Canada T2P 1T1	Fax:	(403) 261-6696

www.providentenergy.com	E-mail: info@providentenergy.com